

HERNAN BAS

41%

Annualized Average Auction Price Growth from 2019-2023[1]

0% SOLD OUT

INVEST NOW

Why Do We Like This Painting?

1

Similar works are **highly desirable and drive top auction sales** for Bas. Most notably, "The Overly Prepped Boy" sold for $1.25M at Christie's in 2022, marking his 3rd highest auction sale thus far.



#3 Auction Record

Sold For $1.25M (2022)



Available Now

$944K Offering

2

The average auction price for paintings by Bas **grew at an annualized rate of 41%** from 2019-2023, signaling rising demand for the artist.[1]



3 In 2019, Bas' total auction turnover was $390,000. In 2022, his auction volume approached $6 million, **marking a 15x increase** over that time period.


217

INVEST NOW

Initial Price Offering is $944,000

More information on the Offering Circular can be found at sec.gov

1. "The average auction price for paintings by Bas grew at an annualized rate of 41% from 2019-2023, signaling rising demand for the artist." This statement is based on publicly available data as analyzed by Masterworks' internal research team.

Masterworks may, from time to time, engage in "testing the waters" under Regulation A of the Securities Act of 1933, as amended, for the offerings currently filed with (but not yet qualified by) the SEC. This process allows companies to determine whether there may be interest in an eventual offering of their securities. Masterworks is not under any obligation to make an offering under Regulation A. We may choose to make an offering to some, but not all, of the people, who indicate an interest in investing, and that offering might not be made under Regulation A. If we go ahead with an offering, we will only be able to make sales after we have filed an offering statement with the SEC and the SEC has "qualified" the offering statement. The information in the offering statement will be more complete than any information provided on our website, and could differ in important ways. You must consider fully the information provided in the offering statement filed with (and qualified by) the SEC prior to making any investment decision. No money or other consideration is being solicited at this time for any pre-qualified offering, and if sent in response, will not be accepted.

No offer to buy the securities for a pre-qualified offering can be accepted and no part of the purchase price can be received by the issuer or anyone else until the offering statement filed by the Masterworks issuer with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance is given after the date of qualification. An indication of interest involves no obligation or commitment of any kind by either party.

This email is brought to you by Masterworks Administrative Services. The content is not intended to provide legal, tax, or investment advice.

You must read the offering documents filed with the SEC before investing and the additional information available at https://www.masterworks.com/about/disclosure

Masterworks is not registered, licensed or supervised as a broker-dealer by the SEC or the Financial Industry Regulatory Authority (FINRA).

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281